Exhibit 99.1

111, Inc. Announces First Quarter 2023 Unaudited Financial Results

SHANGHAI, June 15, 2023 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

•	Net revenues were RMB3.7 billion (US$538.3 million), representing an increase of 23.9% year-over-year.

•	Gross segment profit (1) increased by 22.7% year-over-year, with B2B segment profit increasing by 25.5% year-over-year.

•	Total operating expenses were RMB257.9 million (US$37.6 million), compared to RMB294.7 million in the same quarter of last year. As a percentage of net revenues, total operating expenses decreased to 7.0% from 9.9% in the same quarter of last year, which reflected continuous improvement in our operation efficiency.

•	Loss from operations was RMB21.7 million (US$3.2 million), compared to RMB102.2 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 0.6% from 3.4% in the same quarter of last year.

•	Non-GAAP income from operations (2) was RMB2.5 million (US$0.4 million), compared to Non-GAAP loss from operations was RMB72.4 million in the same quarter of last year.

(1)    Gross segment profit represents net revenues less cost of goods sold.

(2)    Non-GAAP income from operations represents income from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “We are pleased to report another solid quarter as well as a positive operating results at Non-GAAP level. Net revenue increased by 23.9% year-over-year to RMB3.7 billion, marking the 19th consecutive quarter of year-over-year growth for 111 since the company’s NASDAQ IPO. Our gross segment profit for the quarter increased by 22.7% year-over-year. As a result, loss from operation decreased to RMB22 million compared to RMB102 million in the same quarter of last year. Non-GAAP operating profit for the quarter turned positive as compared to a Non-GAAP loss from operations in the same quarter of last year, which partially benefited from the lifting of COVID-related restrictions since December last year.”

Mr. Liu added, “In addition, we continued to enhance our operation efficiency and total operating expenses as a percentage of net revenues decreased to 7.0% in this quarter from 9.9% in the same quarter of last year. We expect this momentum to continue as we scale, and meanwhile we will continue to focus on delivering best services to our customers/patients.”

“These results stem from our sustained, strategic endeavors. We have enhanced partnerships with upstream pharmaceutical partners. By directly working with 500+ pharmaceutical companies, we offer value-add services to numerous enterprises, debuted products like Sanofi's Allegra on our B2C platform, while our B2B platform's digital marketing tool, "Telescope," offers invaluable market insights. Our digital empowerment to downstream pharmacies provided them with cost-effective products and operational efficiency. By the end of Q1, we served more than 435,000 retail pharmacies, with our 1 Health program engaging approximately 20,000 drugstores. Meanwhile, our operational efficiency continues to improve with various cost saving initiatives, better corporate governance, and technology investments. We've notably cut fulfillment costs through optimizing our own and joint-venture warehouses, while our new advisory department, focused on customer-centric value creation, is refining product assortment and pricing strategies.”

“We believe that our efforts to achieve margin expansion, as well as to optimize our cost and improve our organizational alignment, have delivered positive results. We will keep optimizing product assortment based on customer needs, reducing costs with direct sourcing, and improve our competitiveness through intelligent pricing. We will keep improving efficiency through supply chain optimization and we will continually commit to digitization to enhance processes and drive innovation. We are confident that our strong technology capabilities will continue to enable us to build scale, deliver profitability, and maximize values for our shareholders.”

First Quarter 2023 Financial Results

Net revenues were RMB3.7 billion (US$538.3 million), representing an increase of 23.9% from RMB3.0 billion in the same quarter of last year.

(In thousands RMB)		For the three months ended March 31,
	2022	2023	YoY
B2B Net Revenue
Product	2,851,396	3,562,682	24.9%
Service	18,360	21,141	15.1%

Sub-Total	2,869,756	3,583,823	24.9%

Cost of Products Sold(3)	2,701,643	3,372,828	24.8%

Segment Profit	168,113	210,995	25.5%
Segment Profit %	5.9%	5.9%

(In thousands RMB)		For the three months ended March 31,
	2022	2023	YoY
B2C Net Revenue
Product	102,131	106,608	4.4%
Service	10,704	6,330	-40.9%

Sub-Total	112,835	112,938	0.1%

Cost of Products Sold	88,413	87,720	-0.8%

Segment Profit	24,422	25,218	3.3%
Segment Profit %	21.6%	22.3%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.7 billion (US$541.5 million), representing an increase of 20.5% from RMB3.1 billion in the same quarter of last year.

•	Cost of products sold was RMB3.5 billion (US$503.9 million), representing an increase of 24.0% from RMB2.8 billion in the same quarter of last year. The increase was primarily due to our revenue growth in B2B business, which increased by 24.9% from the same quarter last year.

•	Fulfillment expenses were RMB102.7 million (US$14.9 million), representing an increase of 8.6% from RMB94.5 million in the same quarter of last year. Fulfillment expenses accounted for 2.8% of net revenues this quarter as compared to 3.2% in the same quarter of last year.

•	Selling and marketing expenses were RMB89.2 million (US$13.0 million), representing a decrease of 22.3% from RMB114.9 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB1.1 million for the quarter and RMB8.4 million for the same quarter last year, respectively, selling and marketing expenses as a percentage of net revenues, accounted for 2.4% in the quarter as compared to 3.6% in the same quarter of last year.

•	General and administrative expenses were RMB41.3 million (US$6.0 million), representing a decrease of 13.9% from RMB48.0 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB19.0 million for the quarter and RMB17.7 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues, accounted for 0.6% in the quarter as compared to 1.0% in the same quarter of last year.

•	Technology expenses were RMB25.3 million (US$3.7 million), compared with RMB39.0 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB4.1 million for the quarter and RMB3.6 million for the same quarter last year, respectively, Technology expenses as a percentage of net revenues, accounted for 0.6% in the quarter as compared to 1.2% in the same quarter of last year.

 Loss from operations was RMB21.7 million (US$3.2 million), compared to RMB102.2 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 0.6% in the quarter from 3.4% in the same quarter of last year.

Non-GAAP income from operations was RMB2.5 million (US$0.4 million), compared to Non-GAAP loss from operations was RMB72.4 million in the same quarter of last year.

Net loss was RMB19.4 million (US$2.8 million), compared to RMB101.0 million in the same quarter of last year. As a percentage of net revenues, net loss decreased to 0.5% in the quarter from 3.4% in same quarter of last year.

Non-GAAP net income (4) was RMB4.9 million (US$0.7 million), compared to Non-GAAP net loss was RMB71.2 million in the same quarter of last year.

Net loss attributable to ordinary shareholders was RMB31.8 million (US$4.6 million), compared to RMB110.3 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 0.9% in the quarter from 3.7% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB7.6 million (US$1.1 million), compared to RMB80.6 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 0.2% in the quarter from 2.7% in same quarter of last year.

(4) Non-GAAP net income represents net income excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the first quarter 2023, non-GAAP net income is used as a more meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB878.8 million (US$128.0 million), compared to RMB922.7 million as of December 31, 2022.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, June 15, 2023 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. First Quarter 2023 Unaudited Financial Results

Registration Link: https://s1.c-conf.com/diamondpass/10030880-st6fye.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until June 22, 2023 on:

China: 4001 209 217
Hong Kong: 800 901 654
United States: +1 877 642 9125
International: +61 7 3145 4057
Conference ID: 10030880

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/uzvzjixt.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses. The Company defines non-GAAP net income (loss) as net income (loss) excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income (loss) from operations and net income (loss). Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	673,669	584,544	85,116
Restricted cash	43,122	34,737	5,058
Short-term investments	205,861	259,498	37,786
Accounts receivable, net	488,875	437,288	63,674
Notes Receivable	43,332	43,704	6,364
Inventories	1,498,900	1,468,172	213,782
Prepayments and other current assets	282,066	191,720	27,916
Total current assets	3,235,825	3,019,663	439,696
Property and equipment, net	48,497	44,809	6,525
Intangible assets, net	3,267	2,871	418
Long-term investments	2,000	2,000	291
Other non-current assets	20,348	20,195	2,941
Operating lease right-of-use asset	163,877	149,275	21,736
Total Assets	3,473,814	3,238,813	471,607

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current Liabilities:
Short-term borrowings	178,990	269,852	39,293
Accounts payable	1,764,849	1,681,293	244,815
Accrued expense and other current liabilities	781,271	550,227	80,119
Total Current liabilities	2,725,110	2,501,372	364,227
Long-term operating lease liabilities	100,469	85,917	12,510
Total Liabilities	2,825,579	2,587,289	376,737

MEZZANINE EQUITY
Redeemable non-controlling interests	1,056,939	1,070,769	155,916

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	31	31	5
Ordinary shares Class B	25	25	3
Treasury shares	(40,859)	(40,859)	(5,949)
Additional paid-in capital	2,977,174	3,003,037	437,276
Accumulated deficit	(3,426,556)	(3,458,343)	(503,574)
Accumulated other comprehensive income	75,586	72,706	10,587
Total shareholders' deficit	(414,599)	(423,403)	(61,652)
Non-controlling interest	5,895	4,158	606
Total Deficit	(408,704)	(419,245)	(61,046)
Total liabilities, mezzanine equity and deficit	3,473,814	3,238,813	471,607

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net Revenues	2,982,591	3,696,761	538,290
Operating Costs and expenses:
Cost of products sold	(2,790,056)	(3,460,548)	(503,895)
Fulfillment expenses	(94,533)	(102,650)	(14,947)
Selling and marketing expenses	(114,854)	(89,240)	(12,994)
General and administrative expenses	(47,994)	(41,317)	(6,016)
Technology expenses	(39,021)	(25,316)	(3,686)
Other operating income, net	1,716	578	84
Total Operating costs and expenses	(3,084,742)	(3,718,493)	(541,454)
Loss from operations	(102,151)	(21,732)	(3,164)
Interest income	2,043	1,949	284
Interest expense	(3,184)	(4,272)	(622)
Foreign exchange gain	391	1,634	238
Other Income, net	1,913	3,064	446
Loss before income taxes	(100,988)	(19,357)	(2,818)
Income tax expense	-	-	-
Net Loss	(100,988)	(19,357)	(2,818)
Net Loss attributable to non-controlling interest	4,477	1,400	204
Net Loss attributable to redeemable non-controlling interest	9,135	1,548	225
Adjustment attributable to redeemable non-controlling interest	(22,966)	(15,378)	(2,239)
Net Loss attributable to ordinary shareholders	(110,342)	(31,787)	(4,628)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	1,298	2,135	311
Realized gains of available-for-sale debt securities	(1,335)	(1,902)	(277)
Foreign currency translation adjustments	(956)	(3,113)	(453)
Comprehensive loss	(111,335)	(34,667)	(5,047)
Loss per ADS:
Basic and diluted	(1.32)	(0.38)	(0.06)
Weighted average number of shares used in computation of loss per share
Basic and diluted	166,331,126	167,329,609	167,329,609

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$

Net cash used in operating activities	(68,241)	(121,328)	(17,668)
Net cash provided by (used in) investing activities	22,859	(53,188)	(7,744)
Net cash provided by financing activities	35,278	78,497	11,430
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(731)	(1,491)	(217)
Net decrease in cash and cash equivalents, and restricted cash	(10,835)	(97,510)	(14,199)
Cash and cash equivalents, and restricted cash at the beginning of the period	760,672	716,791	104,373
Cash and cash equivalents, and restricted cash at the end of the period	749,837	619,281	90,174

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$

Loss from operations	(102,151)	(21,732)	(3,164)
Add: Share-based compensation expenses	29,757	24,208	3,525
Non-GAAP income (loss) from operations	(72,394)	2,476	361

Net Loss	(100,988)	(19,357)	(2,818)
Add: Share-based compensation expenses, net of tax	29,757	24,208	3,525
Non-GAAP net Income (Loss)	(71,231)	4,851	707

Net Loss attributable to ordinary shareholders	(110,342)	(31,787)	(4,628)
Add: Share-based compensation expenses, net of tax	29,757	24,208	3,525
Non-GAAP net Loss attributable to ordinary shareholders	(80,585)	(7,579)	(1,103)

Loss per ADS(6): Basic and diluted	(1.32)	(0.38)	(0.06)
Add: Share-based compensation expenses per ADS(6), net of tax	0.36	0.28	0.04
Non-GAAP Loss per ADS(6)	(0.96)	(0.10)	(0.02)

(6) Every one ADSs represent two Class A ordinary shares.